News Release

Bema Closes “Bought Deal” Financing for CDN$142.7 Million

Vancouver, October 5, 2005 - Bema Gold Corporation (TSX/AMEX: BGO, AIM: BAU) is pleased to announce that it has closed the previously announced “bought deal” financing with a syndicate of Canadian underwriters. Bema has issued 41.72 million common shares at CDN$2.85 per common share and the underwriters have also exercised their option to purchase an additional 8.35 million common shares at the offering price for aggregate gross proceeds of CDN$142.7 million. Proceeds from this offering will be used to further advance the Kupol Property in Russia and for general corporate purposes.

An application has been made for the 50.07 million common shares to commence trading on the AIM market operated by the London Stock Exchange effective October 5, 2005.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

For further information please contact Bema Gold:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371, investor@bemagold.com	604-681-8371, investor@bemagold.com

On Behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

Bema Gold Corporation trades on The Toronto Stock Exchange and the American Stock Exchange. Symbol: BGO. Bema shares also trade on th AIM market operated by the London Stock Exchange. Symbol: BAU.

Some of the statements contained in this release are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company's Form 40-F Annual Report for the year ended December 31, 2004, which has been filed with the Securities and Exchange Commission, and the Company's Renewal Annual Information Form for the year ended December 31, 2004, which is an exhibit to the Company's Form 40-F and is available under the Company's name at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.